                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                               (AMENDMENT NO. 1)(1)



                              TOWNE SERVICES, INC.
                              --------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                    892148107
                                    ---------
                                 (CUSIP Number)


                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 892148107                   13G               PAGE   2  OF  6  PAGES
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   1.       NAMES OF REPORTING PERSONS                                                              Frank W. Brown
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

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   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) [ ]
                                                                                                   (b) [ ]
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   3.       SEC USE ONLY

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   4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                   U.S. Citizen

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                            5.      SOLE VOTING POWER                                                    99,325
       NUMBER OF
        SHARES              ---------------------------------------------------------------------------------------
     BENEFICIALLY           6.      SHARED VOTING POWER                                                 199,310
       OWNED BY
         EACH               ---------------------------------------------------------------------------------------
       REPORTING            7.      SOLE DISPOSITIVE POWER                                               99,325
      PERSON WITH
                            ---------------------------------------------------------------------------------------
                            8.      SHARED DISPOSITIVE POWER                                            199,310

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  9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       298,635

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 10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*
            The amount in Row 9 includes 25,047 shares held by Capital Appreciation Partners, L.P., as to which
            Mr. Brown disclaims beneficial ownership.                                              [ ]

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 11.
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            1.1%

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 12.        TYPE OF REPORTING PERSON*

            IN
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ITEM 1(A).        NAME OF ISSUER:

                  Towne Services, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3950 Johns Creek Court, Suite 100
                  Suwanee, Georgia 30024

ITEM 2(A).        NAME OF PERSON FILING:

                  Frank W. Brown

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  One Buckhead Plaza
                  3060 Peachtree Road, NW, Suite 1585
                  Atlanta, Georgia  30305

ITEM 2(C).        CITIZENSHIP:

                  United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E).        CUSIP NUMBER:

                  892148107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                           298,635

                  (b)      Percent of Class:

                           1.1%

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct the vote

                                    99,325

                           (ii)     shared power to vote or to direct the vote

                                    199,310

                           (iii) sole power to dispose or to direct the disposition of

                                    99,325

                           (iv) shared power to dispose or to direct the disposition of

                                    199,310

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Dividends from, or proceeds from the sale of, 25,047 shares owned by Capital Appreciation Partners, L.P. (the "Partnership"), would be distributed to such Partnership. Mr. Brown is the managing member of Capital Appreciation Management Company, L.L.C., which is the managing general partner of the Partnership. In addition, dividends from, or proceeds from the sale of, 150,000 shares would be distributed to Brown, Burke Capital Partners, Inc., of which Mr. Brown is a principal and 50% shareholder.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 11, 2000
                                            -----------------------------------
                                            (Date)

                                                    /s/ Frank W. Brown
                                            -----------------------------------
                                            Frank W. Brown
                                            Director
                                            Towne Services, Inc.